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2015 MAR -4 AM 10:26
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fidelity Investment Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janice Keating 201-915-7427
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(SEC I.D.No. 8-35097)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Fidelity Investments Institutional Services Company, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
(Dollars in thousands, except share data)

ASSETS		
Securities owned - at fair value	$	13,986
Prepaid expenses		2,359
Other assets		550
Total assets	$	16,895
LIABILITIES		
Payable to brokers and dealers	$	2,507
Other liabilities		2,454
Total liabilities		4,961
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 3,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		24,471
Retained earnings		12,393
Total stockholder's equity		36,865
Less: Net receivable from Parent		(24,931)
Total stockholder's equity, net		11,934
Total liabilities and stockholder's equity	$	16,895

The accompanying notes are an integral part of the statement of financial condition

1. Organization:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of FMR LLC (the "Parent"). The Company earns revenues by providing marketing and distribution services associated with selling mutual funds for Fidelity Distributors Corporation ("FDC"), an affiliate, and a wholly owned subsidiary of FMR LLC. FDC is the principal underwriter and distributor of the Fidelity mutual funds. In addition, the Company is a distributor for certain Fidelity offshore mutual funds managed by an affiliate.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with maturities less than 60 days. The Company's policy is to invest excess cash into money market funds which are classified as securities owned, at fair value in the statement of financial condition.

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

2. Summary of Significant Accounting Policies, continued:

Fair Value Measurements, continued:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified within Level 1 of the fair value hierarchy and include net receivable from Parent, payables to brokers and dealers, and other liabilities.

Income Taxes

The Parent allocates to the Company a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company by the Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. This amount has been offset with the receivable from Parent in the statement of financial condition. The Company is subject to tax in certain state and local jurisdictions.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

3. Securities Owned - Fair Value:

Securities owned consist of shares held in a Fidelity money market mutual fund. Securities owned are measured at fair value on a recurring basis. The fair value of securities owned is determined using published net asset values. At December 31, 2014, all of the Company's securities owned measured at fair value are classified as Level 1 within the fair value hierarchy. There were no transfers into or out of Level 1 of the fair value hierarchy during the year.

(Dollars in thousands)

4. Commitments and Contingencies:

In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, it is the opinion of management, after consultation with legal counsel, that the resolution of such actions will not have a material adverse effect on the Company's statement of financial condition.

5. Stockholder's Equity:

During 2014, the Company declared and recorded a non-cash dividend in the amount of $53,400 to the Parent. The non-cash dividend was settled via the intercompany account with the Parent.

6. Charge Equivalent to Taxes on Income:

The Parent is subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code which generally allows taxable income, deductions and credits to flow directly to its shareholders. The Company is also subject to taxation under the Subchapter S rules.

At December 31, 2014, the Company had a net deferred tax asset of $895, which is included in net receivable from Parent in the statement of financial condition. The primary source of temporary differences which comprise the net deferred tax asset is deferred compensation.

The Company files income tax returns both as part of the Parent U.S. federal and state income tax return filings as well as on a separate company basis. With limited exceptions, the returns that include the Company's activity are no longer subject to federal tax examinations for years before 2010 or state and local examinations for years before 2003.

7. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2014, the Company had net capital of $8,745, of which $8,495 was in excess of its required net capital of $250.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company claims an exemption from the Securities and Exchange Commission's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to the (k)(1) provision.

(Dollars in thousands)

8. Transactions with Affiliated Companies:

All intercompany transactions with the Parent and affiliated companies are charged or credited through an intercompany account with the Parent and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with the Parent. Under a master netting agreement with the Parent, the Company may offset assets and liabilities which will ultimately be settled by the Parent on behalf of the Company. In accordance with the agreement, net liabilities of approximately $15,517 have been offset against the receivable from the Parent. These liabilities are primarily employee compensation and benefits related.

9. Employee Benefit Plans:

The Company participates in the Parent's defined contribution profit-sharing plan (the "Plan") covering substantially all employees. The Parent contributes annually to the Plan in amounts that are generally at the discretion of the Parent and equal to a percentage of participating employees' eligible compensation. Additionally, the Parent makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year.

The Company participates in the Parent's Retiree Health Reimbursement Plan ("RHRP"), a defined benefit health reimbursement arrangement covering eligible employees. In 2014, the Parent accrued a benefit under the RHRP based on an award of three thousand dollars for each eligible full-time employee and one thousand five hundred dollars for each eligible part-time employee, subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of the Parent.

The Company participates in various share-based compensatory plans sponsored by the Parent and is allocated a compensation charge from the Parent that is amortized over the period in which it is earned. The various share-based compensation arrangements are accounted for as share appreciation rights by the Parent. These share-based compensation arrangements provide holders with participation in changes in the Parent's Net Asset Value per share (as defined) ("NAV") over their respective terms. All plans are settled in cash or promissory notes at the end of their defined term or when plan participants are no longer employees.

10. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include brokers, dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

11. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014 and through February 27, 2015 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2014.